FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓      Form 40-F ______
_
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ______     No         ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

1.	an announcement of the ADS voting instructions card in relation to the court meeting and the extraordinary general meeting of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”); and

2.	the depositary's notice of the court meeting and the extraordinary general meeting of the Registrant issued by Citibank, N.A. as the depositary of the Registrant.

Document 1

Court Meeting and Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on September 10, 2008 for action to be taken.

VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

China Netcom Group Corporation (Hong Kong) Limited (the “Company”)

ADS CUSIP No.:	16940Q101.
ADS Record Date:	August 14, 2008.
Meetings Specifics:
Court Meeting - September 17, 2008 at 4:00 P.M. (local time) at The Ballroom, Island Shangri-La, Hong Kong. Extraordinary General Meeting - September 17, 2008 at 4:30 P.M. (local time) (or as soon thereafter as the Court Meeting of the Company to be held at 4:00 P.M. on the same date and at the same place shall have been concluded or adjourned).

Meetings Agendas:	Please refer to the Company’s Notice of Court Meeting and Notice of Extraordinary General Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.
Deposited Securities:	Ordinary shares, par value U.S. $0.04 per share, of the Company.
ADS Ratio:	20 ordinary shares to 1 ADS.
Custodian:	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Court Meeting and Extraordinary General Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) may vote either on a show of hands, in which case, the Depositary shall vote or shall instruct the Custodian to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Depositary shall vote or cause the Custodian to vote in accordance with the instructions as received from the Holders giving instructions.
Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect on the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy and entitled to vote at the meeting,
(iii) a shareholder or shareholders present in person or by proxy (1) who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or (2) who hold shares of the Company conferring the right to attend and vote at the meeting on which there have been sums in the aggregate equal to not less than 10% of the total sum paid up on all shares of the Company conferring that right.  The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.
Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs; provided, however, that no such discretionary proxy will be given by the Depositary with respect to a particular item in the event that the vote is on a show of hands or as otherwise set forth in Section 4.10 of the Deposit Agreement.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Items to be voted on at the Court Meeting - 4:00 P.M.

1.	To approve the Scheme of Arrangement (the “Scheme”) between the Company and the holders of Scheme shares, as described in more detail in the enclosed Scheme Document.

Items to be voted on at the Extraordinary General Meeting - 4:30 P.M.

2.	THAT:

(A)
the Scheme of Arrangement dated August 15, 2008 (the "Scheme") between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B)	for the purposes of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

	(1)	the authorized and issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(2)
subject to and forthwith upon such reduction of share capital taking effect, the authorized share capital of the Company be increased to its former amount of US$1,000,000,000 by the creation of  such number of ordinary shares of US$0.04 each in the capital of the Company as shall be equal tothe number of the Scheme Shares cancelled; and

(3)
the Company shall apply the credit arising in its books of account as a result of such reduction of share capital in paying up in full at par the ordinary shares of US$0.04 each in the capital of the
Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to China Unicom Limited or to such party as it may direct and the directors of the Company be and are hereby unconditionally authorised to allot and issue the same accordingly.

A	Issues	China Netcom Group Corporation (Hong Kong) Limited

Resolution 1	For	Against	Abstain	Resolution 2	For	Against	Abstain
	|_|	|_|	|_|		|_|	|_|	|_|

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed.  When signing in a fiduciary or representative capacity, give full title as such.  Where more than one owner, each MUST sign.  Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box                                                                Signature 2 - Please keep signature within the box Date                                                                           (mm/dd/yyyy)

__________________________                                                ____________________________                                                        ___/___/___

Document 2

Time Sensitive
     Materials
Depositary's Notice of
Court Meeting and Extraordinary General Meeting of
China Netcom Group Corporation (Hong Kong) Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	16940Q101.
ADS Record Date:	August 14, 2008.
Meeting Specifics:
Court Meeting - September 17, 2008 at 4:00 P.M. (local time) at The Ballroom, Island Shangri-La, Hong Kong. Extraordinary General Meeting September 17, 2008 at 4:30 P.M. (local time) (or as soon thereafter as the Court Meeting of the Company to be held at 4:00 P.M. on the same date and at the same place shall have been concluded or adjourned).

Meeting Agendas:	Please refer to the Company's Notice of Court Meeting and Notice of Extraordinary General Meeting enclosed herewith.
ADS Voting Instruction Deadline:	On or before 10:00 A.M. (New York City time) on September 10, 2008.
Deposited Securities:	Ordinary shares, par value U.S. $0.04 per share, of China Netcom Group Corporation (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong (the “Company”).
ADS Ratio:	20 ordinary shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong Office.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on September 10, 2008.

Note that if you do not timely return the Voting Instructions to the
Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that a Court Meeting and an Extraordinary General Meeting of Shareholders (the “Meetings”) will be held at the date, times and location identified above.  A copy of the Notices of Meetings from the Company which include the agenda for such Meetings are enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instruction Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein and the provisions in the Deposit Agreement.

Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) may vote either on a show of hands, in which case, the Depositary shall vote or shall instruct the Custodian to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Depositary shall vote or cause the Custodian to vote in accordance with the instructions as received from the Holders giving instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect on the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy and entitled to vote at the meeting, (iii) a shareholder or shareholders present in person or by proxy (1) who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or (2) who hold shares of the Company conferring the right to attend and vote at the meeting on which there have been sums in the aggregate equal to not less than 10% of the total sum paid up on all shares of the Company conferring that right.  The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs; provided, however, that no such discretionary proxy will be given by the Depositary with respect to a particular item in the event that the vote is on a show of hands or as otherwise set forth in Section 4.10 of the Deposit Agreement.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.
___________________________

*             As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

Important Notice Regarding the Meetings and Court Hearing: Holders of ADSs cannot vote at the Meetings directly, and are not entitled to be present in person or represented by counsel at the court hearing to support or oppose the petition to approve the scheme of arrangement described in the enclosed Scheme Document. If you wish to vote and participate at the Meetings directly, and/or be entitled to be present in person or represented by counsel at such court hearing, you must surrender your ADSs and withdraw the ordinary shares of the Company represented by your ADSs in accordance with the terms of the Deposit Agreement so that you become a holder of ordinary shares of the Company, as described in more detail in the section headed “Actions To Be Taken by Netcom ADS Holders” on pages i and ii of the enclosed Scheme Document. If you submit the Voting Instructions to the Depositary that you do not change and subsequently withdraw the ordinary shares of the Company underlying your ADSs, you will not be able to vote such underlying ordinary shares at the Meetings.

The information contained herein with respect to the Meetings has been provided by the Company.  Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information.  Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings.  The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs.  If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:                      Huo Haifeng and Mok Kam Wan

Title:                      Joint Company Secretaries

Date: August 14, 2008